EXHIBIT 3.1f

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporation
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation: Hybrid Technologies, Inc.

2.
The articles have been amended as follows: (provide article numbers, if available):

Article I The name of the Corporation is: EV Innovations, Inc.
Article III (a) The Corporation shall have the authority to issue a total of Fifty-five million (55,000,000) shares, of which Fifty million (50,000,000) shall be common stock, par value $.001 per share (the common stock) and Five million (5,000,000) shares shall be preferred stock, par value $.001 per share (the preferred stock). At the opening of business February 8, 2009, or such later date as is approved by the National Association of Securities Dealers, Inc. for purposes of the trading market for the Corporation’s common stock, each share of the Corporation issued and outstanding common stock as of the record date set by the corporation’s Board of Directors shall be subject to a one (1) for three (3) reverse split, with all fractional shares rounded up to the nearest whole share.

3.
The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:        a majority.

4.	Effective date of filing (optional): ________________________________________________ (must not be later than 90 days after the certificate is filed)

5.	Officer Signature (required): /s/ Holly Roseberry ________________________________________________

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

SUBMIT IN DUPLICATE

This form must be accompanied by appropriate fees. See attached fee schedule.